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EXHIBIT 99.3

CONTROLS AND PROCEDURES

a.
Evaluation of disclosure controls and procedures.

  The Corporation's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this report, have concluded that the Corporation's disclosure controls and procedures are effective to ensure that all information required to be disclosed by the Corporation in reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in U.S. Securities and Exchange Commission rules and forms.

b.
Changes in internal control over financial reporting.

  There was no change in the Corporation's internal control over financial reporting that occurred during the Corporation's last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Corporation's internal control over financial reporting.

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CONTROLS AND PROCEDURES